UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 27, 2014

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                     Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 27, 2014	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 27, 2014
14-16-TR

Teck Receives Regulatory Approval for Renewal of
Share Buy-Back Program

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) has been informed that the Toronto Stock Exchange (“TSX”) has accepted Teck’s notice of intention to make a normal course issuer bid to purchase its Class B subordinate voting shares. Under the normal course issuer bid, Teck may purchase up to 20 million Class B subordinate voting shares during the period starting July 2, 2014 and ending on July 1, 2015, representing approximately 3.53% of the outstanding Class B subordinate voting shares, or 4.39% of the public float, as of June 19, 2014.  566,765,932 Class B subordinate voting shares were issued and outstanding as of June 19, 2014.

Teck will make any purchases through the facilities of the TSX, the New York Stock Exchange or any other exchanges or alternative trading systems in both Canada and the United States, if eligible, or by such other means as may be permitted under the TSX’s regulations, including private agreements under an issuer bid exemption order or block purchases in accordance with the applicable regulations.  Purchases made by way of private agreements under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any applicable exemption order.

The average daily trading volume calculated in accordance with the policies of the TSX for the Class B subordinate voting shares during the six-month period ended May 31, 2014 was 1,798,297. As a result, under the TSX’s rules, Teck may purchase a maximum of 449,574 Class B subordinate voting shares (being 25% of the average daily trading volume) on any one day, except pursuant to permitted exceptions. The actual number of Class B subordinate voting shares to be purchased and the timing of any such purchases will be determined by Teck from time to time as market conditions warrant. All repurchased shares will be cancelled.

Teck is making the normal course issuer bid because it believes that the market price of its Class B shares may, from time to time, not reflect their underlying value and that the share buy-back program may provide value by reducing the number of shares outstanding at attractive prices.

Under Teck’s previously approved normal course issuer bid, during the 12 month period commencing June 27, 2013, Teck purchased an aggregate of 200,000 Class B subordinate voting shares at a weighted average price of $24.16 per share.  All repurchased shares were cancelled.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com

Investor Contact:
Greg Waller
Vice-President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

For Immediate Release	Date: June 27, 2014
14-17-TR

Teck Releases 2013 Sustainability Report

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck”) today announced the release of its 2013 Sustainability Report, which covers 2013 sustainability performance and progress towards Teck’s sustainability goals. This year’s report marks Teck’s thirteenth year of reporting on its annual sustainability performance.

“At Teck, we know that our commitment to sustainability is fundamental to our long term success as a resource development company,” said Don Lindsay, President and CEO, Teck. “Sustainability continues to guide our approach to business as we look for new ways to enhance our competitiveness while minimizing our environmental footprint and creating benefits for communities.”

“In 2013, we had a number of significant achievements in our work in sustainability that demonstrate how we can make a real difference in areas such as conservation, community development and energy efficiency,” added Marcia Smith, Senior Vice President, Sustainability and External Affairs, Teck. “We will continue to build on these milestones and evolve our approach to sustainability as we work towards achieving our long-term goals.”

Launched in 2011, Teck’s sustainability strategy established short- and long-term goals under the following focus areas: Community, Our People, Water, Biodiversity, Energy, and Materials Stewardship.

2013 sustainability highlights include:

Community
•
Partnered with UNICEF Canada to improve access to and use of zinc as a treatment for diarrhea in India with the goal of saving the lives of 150,000 children by 2018 and 50,000 lives annually going forward by strengthening health care systems.

Our People
•	Achieved Teck’s safest year on record, with a 5.6% decline in total reportable injury frequency from the previous year and a 26% decline in lost-time injury frequency.

Water
•	Continued to improve our management of water by establishing site-specific water balances and integrated water management plans at each of our operations.
•	Recycled or re-used the same water at our mining operations an average of five times.

Biodiversity
•	Purchased 7,150 hectares of private land near Teck’s steelmaking coal operations in the East Kootenays of British Columbia for the purpose of conservation.

Energy
•
Implemented 650 terajoules of cumulative energy reductions since 2011 and achieved our 2015 goal of reducing greenhouse gas emissions by 75 kilotonnes of carbon dioxide-equivalent, primarily through greater use of natural gas in our steelmaking coal dryers and through our haul truck anti-idling program.

Materials Stewardship
•	Recycled 25,000 tonnes of material at our Trail Operations, including electronic waste and lead acid batteries.

Teck’s full Sustainability Report is available at www.tecksustainability.com.

In 2013, Teck was ranked as one of the Global 100 Most Sustainable Corporations by media and investment research firm Corporate Knights for the second consecutive year – and this year Teck was the only mining company to make the list. Teck was also named to the Dow Jones Sustainability World Index for the fourth year in a row, indicating that Teck’s sustainability practices rank in the top 10 percent of the world’s 2,500 largest public companies.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Investor Contact:
Greg Waller
Vice-President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com